Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-163411

WELLS CORE OFFICE INCOME REIT, INC.

SUPPLEMENT NO. 8 DATED MARCH 28, 2013

TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, supplement no. 5 dated December 4, 2012, supplement no. 6 dated January 3, 2013 and supplement no. 7 dated March 13, 2013. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the exploration of strategic alternatives;

•	updates to the “Prior Performance Summary” section of our prospectus; and

•	updated prior performance tables for the year ended December 31, 2012.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of March 22, 2013, we had raised aggregate gross offering proceeds of approximately $477.9 million from the sale of approximately 19.2 million shares in this offering, including shares sold under our distribution reinvestment plan. As of March 22, 2013, approximately 181.5 million shares of our common stock remain available for sale in our primary offering, and approximately 29.3 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Near-term Exploration of Strategic Alternatives and Use of Proceeds

We presently intend to effect a transaction that will provide liquidity to all of our holders of common stock by July 31, 2020. However, given our small size, a sale of our portfolio or a merger transaction well in advance of 2020 may be in our best interest. We intend to explore strategic alternatives in the near term. Therefore, we may choose not to acquire additional properties with the proceeds of this offering until we have more information regarding our strategic alternatives and can compare them to our long-term business plan. If we do not acquire properties in the short term, we will use additional offering proceeds to repay existing indebtedness.

Notwithstanding our intention to explore strategic alternatives in the short term, we caution investors that our shares are illiquid and we may not effect a liquidity event in the short term or even by our original targeted date of July 31, 2020. Moreover, if we do effect a near-term exit strategy, our investors may not realize a gain on their investment due largely to the factors described in the risk factors contained in this prospectus, namely: (i) we pay high up-front fees in connection with the issuance of our shares; (ii) a material portion of our leases are due to expire in 2017 and 2019; (iii) we have paid distributions to stockholders in excess of our cash flow from operations; and (iv) we have raised fewer offering proceeds than expected, resulting in higher fixed operating expenses as a percentage of our revenue.

Prior Performance Summary

The following information supersedes the disclosure in the prospectus under the heading “Prior Performance Summary.”

The information presented in this section represents the historical experience of real estate programs managed by Wells Real Estate Funds, Inc., our sponsor and the parent company of our advisor, and its affiliates in the last 10 years. It excludes information related to this Wells program. Investors should not assume that they will experience returns, if any, comparable to those experienced by investors in such prior Wells real estate programs.

The Prior Performance Tables contained in this prospectus set forth information as of the dates indicated regarding certain of these Wells public programs as to: (1) experience in raising and investing funds (Table I); (2) compensation to sponsor (Table II); (3) annual operating results of prior programs (Table III); (4) results of completed programs (Table IV) and (5) sales or disposals of properties (Table V).

Prior Public Programs

Overview

Wells Real Estate Funds has sponsored four real estate investment trusts prior to this offering. Piedmont Office Realty Trust, Inc. (formerly known as publicly offered Wells Real Estate Investment Trust, Inc.), which we refer to as Piedmont REIT, completed four public offerings of shares of its common stock prior to its listing on a national securities exchange. On February 10, 2010, Piedmont REIT listed its Class A common stock on the New York Stock Exchange. Piedmont REIT completed its most recent public offering (its first publicly listed offering) on February 16, 2010. Columbia Property Trust, Inc. (formerly known as Wells Real Estate Investment Trust II, Inc.), which we refer to as Columbia, has completed three public offerings of shares of its common stock. It continues to offer shares of its common stock pursuant to its dividend reinvestment plan. Wells Real Estate Funds has also sponsored Wells Timberland REIT, Inc., which we refer to as Wells Timberland. Wells Timberland was formed on September 27, 2005 as a Maryland corporation that has elected to be taxed as a REIT. Wells Timberland has completed two public offerings of shares of its common stock. Institutional REIT, Inc., which we refer to as Institutional REIT, offered shares of its common stock pursuant to a registration statement that was declared effective by the SEC on January 11, 2007. Due to a lack of confidence that Institutional REIT would raise substantial proceeds in its offering, the success of which depended in large part on the capital-raising abilities of one particular broker-dealer among banks and other institutional investors, Institutional REIT terminated its offering. On March 25, 2008, Institutional REIT deregistered the shares of its common stock in the registration statement, none of which were sold pursuant to such registration statement. As such, data for Institutional REIT is not included in the information presented on prior public programs sponsored by our sponsor.

Wells Capital, a wholly owned subsidiary of Wells Real Estate Funds, has served as a general partner of 15 completed publicly offered real estate limited partnerships, two of which completed their public offerings in the last 10 years. These two limited partnerships and the year in which each of their offerings was completed are Wells Real Estate Fund XIII, L.P. (2003) and Wells Real Estate Fund XIV, L.P. (2005).

Wells Management Company, Inc. has also sponsored a private placement of limited liability company interests in Wells Mid-Horizon Value-Added Fund I, LLC, or “Wells VAF.” On September 15, 2005, an offering of up to 150,000 shares of investor member interests in Wells VAF commenced under a private placement to accredited investors. Wells VAF was formed to invest primarily in commercial office and industrial real estate properties that provide opportunities to enhance their value through development, operations, re-leasing, property improvements or other means. The offering was terminated on September 15, 2008, at which time Wells VAF had received approximately $51.9 million in proceeds from 596 investors. In June 2009, Wells VAF became registered as a public reporting company with the Securities and Exchange Commission and is now considered a public program.

Wells Real Estate Funds has previously sponsored each of the above-described REITs, limited partnerships, and one limited liability company on an unspecified property or “blind-pool” basis. As of December 31, 2012, the total amount of funds raised from investors in these above-described completed offerings (excluding this Wells program) was approximately $11.8 billion, and the total number of investors in such programs was approximately 251,000. The investment objectives of each of these Wells-sponsored programs are substantially identical to our investment objectives of (1) providing current income through the payment of cash distributions, (2) preserving and returning stockholders’ capital contributions and (3) realizing capital appreciation upon the ultimate sale of our assets. We cannot assure you that any of the Wells-sponsored public programs will ultimately be successful in meeting their investment objectives. For more information regarding the operating results of Wells-sponsored public programs, see Table III.

Office and Industrial Property Public Programs

As of December 31, 2012, the two office and industrial property REITs (including Piedmont REIT and Columbia but excluding this Wells program), two Wells-sponsored real estate limited partnerships, and Wells VAF had collectively acquired 204 properties. The Piedmont REIT properties in the table below were acquired prior to when Piedmont REIT became a self-managed organization. The table below gives further information about these properties by region.

	Properties Purchased
Location	Number	As a Percentage of Aggregate Purchase Price
Southeast	33	13.3%
Mideast	31	19.6
Northeast	32	21.0
Northwest	1	0.3
Mountain	16	4.0
Southwest	25	8.2
West North Central	8	3.0
East North Central	34	17.5
Pacific	23	12.4
International	1	0.7

Total	204	100.0%

As of December 31, 2012, the aggregate dollar amount of the acquisition and development costs of the 204 properties purchased by these five Wells-sponsored public programs was approximately $11.8 billion. Of the aggregate amount, 100% was spent on commercial properties, with 99.7% spent on acquiring or developing office or industrial buildings and 0.3% spent on acquiring a hotel. Of the aggregate amount, 96.6% was spent on acquired properties and 3.4% on properties under construction or constructed by the programs. Of the aggregate amount, 46.4% were single-tenant office or industrial buildings and 53.6% were multi-tenant office or industrial buildings.

The following table reflects a breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by these five Wells public programs as of December 31, 2012:

Type of Property	Existing	Construction
Office Buildings	94.7%	3.4%
Industrial Buildings	1.6	0.0
Hotel	0.3	0.0

From the inception of the first Wells-sponsored public program through December 31, 2012, the Wells-sponsored public programs had sold 69 properties and two outparcels of land.

All of the properties purchased by a Wells-sponsored public limited partnership were purchased without borrowing any additional funds. Certain properties acquired by Piedmont REIT and Columbia were acquired with borrowed funds or were subject to existing mortgages, and in connection with each of these acquisitions, Piedmont REIT and Columbia, respectively, assumed its share of the debt. Wells VAF acquired certain properties with borrowed funds. Table VI contained in Part II of the registration statement, of which this prospectus is a part, gives additional information relating to certain properties acquired within the last three years ended December 31, 2012 by certain Wells-sponsored public programs, including applicable mortgage financing on properties purchased.

Timberland Property Public Program

As of December 31, 2012, Wells Timberland owned interests in approximately 288,800 acres of timberland located on the lower piedmont and upper coastal plains of east central Alabama and west central Georgia (the “Mahrt Timberland,”). Of the approximately 288,800 acres, Wells Timberland owned fee-simple interests in approximately 246,300 acres and leasehold interests in approximately 42,500 acres. As of December 31, 2012, Wells Timberland’s timberlands contained an estimated 10.1 million tons of merchantable timber inventory, of which approximately 6.0 million tons were pulpwood, 2.1 million tons were chip-n-saw, and 2.0 million tons were sawtimber. Wells Timberland acquired the Mahrt Timberland on October 9, 2007 for a purchase price of approximately $400.0 million, exclusive of closing costs. Wells Timberland financed the purchase of the Mahrt Timberland with a combination of cash and debt. As of December 31, 2012, Wells Timberland had sold approximately 13,100 acres of higher and better use (“HBU”) property for approximately $24.5 million. Wells Timberland’s cost basis in HBU sold was approximately $15.6 million.

Prior Private Programs

In addition to the public real estate programs sponsored by Wells Capital and its affiliates described above, Wells has sponsored a total of 12 private real estate programs.

Wells Real Estate Funds sponsors private placements for a series of limited liability companies pursuant to a Section 1031 exchange program. As of December 31, 2012, there have been 12 such offerings, which raised a total of $194.4 million from 316 investors. The investment objectives of each of these Wells-sponsored Section 1031 exchange programs are substantially identical to our investment objectives.

As of December 31, 2012, these 12 Wells-sponsored private programs had acquired an aggregate of 12 properties. The table below gives further information about these properties.

	Properties Purchased
Location	Number	As a Percentage of Aggregate Purchase Price
Southeast	2	18.4%
Mountain	1	10.0
Southwest	2	17.5
West North Central	1	9.8
East North Central	5	35.4
Pacific	1	8.9

Total	12	100.0%

As of December 31, 2012, the aggregate dollar amount of the acquisition and development costs of the 12 properties purchased by these Wells-sponsored private programs was $218.8 million. Of the aggregate amount, 100% was spent on commercial properties, all of which was spent on acquiring office or industrial buildings. Of the aggregate amount, approximately 83.3% were single-tenant office or industrial buildings and 16.7% were multi-tenant office or industrial buildings.

From the inception of the first Wells private program through December 31, 2012, the Wells-sponsored private programs have sold two properties. In April 2011, a Wells private program contributed its one property to a joint venture with Columbia in exchange for a 50% ownership interest in the joint venture. We cannot assure you that any of the Wells-sponsored private programs will ultimately be successful in meeting their investment objectives.

Summary of Recent Acquisitions by Wells Prior Programs

Office and Industrial Property Programs

During the three years ended December 31, 2012, Wells-sponsored office and industrial property programs, excluding this Wells program, acquired nine properties, for which the property type, location and method of financing are summarized below. Table VI contained in Part II of the registration statement, of which this prospectus is a part, provides additional information relating to these acquisitions.

Property Type
Office	9
Distribution	0
Warehouse	0
Hotel	0
Mixed use	0

Total	9

Method of Financing
All cash	7
All debt	0
Combination of cash and debt	2

Total	9

Location
Southeast	1
Mideast	1
Northeast	2
Mountain	0
Southwest	1
West North Central	0
East North Central	3
Pacific	1
International	0

Total	9

Prior Program Liquidity Events

Our sponsor has previously sponsored 19 public programs, including 15 public limited partnerships (collectively, the “public partnerships”), one limited liability company and three corporations that elect to be taxed as a REIT. With respect to the 15 public partnerships, each stated in the prospectus for its initial public offering a date by which the program must terminate and dissolve unless its partnership agreement was amended to extend the termination/dissolution date of the program. Each of these public partnerships also stated in its prospectus a time period by which the program anticipated selling its assets and stated that such sale proceeds would generally be distributed to the investors except in limited circumstances. With respect to these 15 public partnerships, nine terminated and dissolved within the time period required by their partnership agreements and the remaining six have not yet reached their agreements’ mandatory termination/dissolution date. Furthermore, with respect to these 15 public partnerships, three sold their assets and distributed sale proceeds within or around the timeframe that was anticipated in the prospectus relating to its public offering, nine did not do so and three have not yet reached the anticipated timeframe for such sales and distributions. The limited liability company has not yet reached the anticipated timeframe for dissolution nor has it reached the mandatory termination/dissolution date. More detailed information with respect to the 15 public partnerships and the limited liability company is provided below:

Public Partnerships	Dissolution Year Per Partnership Agreement	Actual Year of Dissolution	Original Anticipated Year for Completion of Distribution of Proceeds from Property Sales	Actual Year for Substantial Completion of Distribution of Proceeds from Property Sales
Wells Real Estate Fund I	2014	2008	1999	2007
Wells Real Estate Fund II	2016	2009	2002	2009
Wells Real Estate Fund II-OW	2016	2009	2002	2009
Wells Real Estate Fund III, LP	2018	2009	2004	2009
Wells Real Estate Fund IV, LP	2020	2007	2004	2006
Wells Real Estate Fund V, LP	2020	2007	2006	2006
Wells Real Estate Fund VI, LP	2022	2007	2007	2007
Wells Real Estate Fund VII, LP	2022	2007	2008	2007
Wells Real Estate Fund VIII, LP	2024	N/A	2009	N/A
Wells Real Estate Fund IX, LP	2024	N/A	2010	N/A
Wells Real Estate Fund X, LP	2026	2011	2010	2011
Wells Real Estate Fund XI, LP	2026	N/A	2011	N/A
Wells Real Estate Fund XII, LP	2030	N/A	2013	N/A
Wells Real Estate Fund XIII, LP	2030	N/A	2016	N/A
Wells Real Estate Fund XIV, LP	2032	N/A	2018	N/A
Wells Mid-Horizon Value-Added Fund I, LLC	2020	N/A	2013	N/A

With respect to the three corporations that elect to be taxed as a REIT, Piedmont REIT stated in the prospectuses for its public offerings that it would list its shares or sell its properties and distribute its cash to its investors by January 30, 2008 unless a majority of its stockholders voted to extend such deadline. Its investors did so vote to extend the deadline to January 30, 2011. On January 20, 2010, Piedmont obtained stockholder approval to recapitalize and list its shares of Class A stock on a national securities exchange in the first quarter of 2010 depending on market conditions, with the recapitalization structured in such a way that all of its outstanding shares would convert back to one class of common stock to be listed by January 30, 2011. On February 10, 2010, Piedmont REIT listed its Class A common stock on the New York Stock Exchange. Piedmont REIT completed its most recent public offering (its first publicly listed offering) on February 16, 2010. In addition, Columbia’s charter requires that, in the event Columbia’s common stock is not listed on a national securities exchange by October 2015, Columbia must either seek stockholder approval to extend or amend this listing deadline or seek stockholder approval to begin liquidating investments and distributing the resulting proceeds to its stockholders. Finally, Wells Timberland disclosed in its prospectus a listing or liquidation date of August 2018.

Adverse Business Developments or Conditions

Some of the other programs sponsored by Wells Real Estate Funds have experienced adverse business developments or conditions. Set forth below is a summary of the most significant adverse business developments or conditions experienced by Wells-sponsored programs over the past 10 years that may be material to investors in this offering.

Market timing is a strategy of buying or selling assets based on predictions of future market price movements. Wells Real Estate Funds has not tried to time the sponsorship of real estate programs based on its predictions of the real estate market as a whole. For most of the last 10 years, Wells-sponsored programs have been raising capital in order to acquire a desirable portfolio of real estate. As the funds have been raised, Wells-sponsored programs have sought to acquire real estate at favorable prices based on then-current market conditions. In other words, such programs have generally sought to put capital to use promptly if suitable investments are available rather than hold substantial amounts of cash for long periods. Although our sponsor believes that this strategy has generally served the investors in Wells-sponsored programs well, some of the assets acquired by Wells-sponsored programs were acquired at times when real estate was generally more expensive than during the later stages of the life of the program. As a result, at any given time some acquired assets of a Wells-sponsored program might sell for prices that are lower than the prices paid for them if those assets had to be liquidated at that time. This can be true even if the property remains leased to creditworthy tenants with long-term leases such that the program continues to project strong income yields.

On November 2, 2012, Columbia announced an estimated per-share value of its common stock equal to $7.33 per share, calculated as of September 30, 2012. Shares of Columbia’s common stock were originally sold in its best efforts public offerings for a gross offering price of $10.00 per share. As with any valuation methodology, the valuation methodology used by Columbia utilizes a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated value per share was adopted pursuant to the specific valuation policy of Columbia and does not represent the fair value of the shares calculated in accordance with generally accepted accounting principles (“GAAP”) or the price at which the shares would trade on a national securities exchange. The Columbia valuation policy and the announcement of the estimated value should be reviewed for additional information and limitations.

On December 14, 2012, Wells Timberland announced an estimated per-share value of its common stock equal to $6.56 per share, calculated as of September 30, 2012. Shares of Wells Timberland’s common stock were originally sold in its best efforts public offerings for a gross offering price of $10.00 per share. As with any valuation methodology, the valuation methodology used by Wells Timberland utilizes a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated value per share was adopted pursuant to the specific valuation policy of Wells Timberland and does not represent the fair value of the shares calculated in accordance with GAAP or the price at which the shares would trade on a national securities exchange. The Wells Timberland valuation policy and the announcement of the estimated value should be reviewed for additional information and limitations.

The possibility of reduced valuation is the primary reason why Wells-sponsored programs are sold as long-term investments. With a long-term investment horizon, Wells-sponsored programs have more flexibility to liquidate or list at a more favorable time during a real estate cycle. Nevertheless, we cannot make any assurances regarding our ability to liquidate or list at a time when real estate prices are attractive relative to the prices we will pay for our portfolio.

Although Wells-sponsored programs seek to put offering proceeds to good use promptly, there has been one time period during the offering stage of a Wells-sponsored program (Piedmont REIT) when the program was not able to well utilize the proceeds as quickly as it was able to raise equity capital. When that occurred, the offering proceeds were invested in short-term liquid investments, which investments generally had a lower yield than the projected yields on real estate meeting the program’s investment objectives. The returns of the investors in Piedmont REIT would likely have been higher had the program always been able to acquire suitable investments as quickly as it was able to raise capital. We cannot assure you that there will not be periods during this or subsequent offerings when we are unable to acquire suitable real estate investments as quickly as we are able to raise capital.

Of all of the other Wells-sponsored programs, our investment objectives and offering size most resemble those of Piedmont REIT (formerly known as Wells Real Estate Investment Trust) and Columbia (formerly known as Wells Real Estate Investment Trust II). As of December 31, 2012, those programs have raised approximately $11.4 billion collectively. Some other Wells-sponsored programs, however, have raised less offering proceeds than originally projected. Wells Timberland commenced its initial public offering in August 2006; and terminated its most recent public offering on December 31, 2011. Through December 31, 2012, Wells Timberland had raised approximately $298.7 million from its public offerings. This amount is lower than our sponsor had originally projected. As a result, the program’s general and administrative expenses constitute a higher percentage of its revenues than they otherwise would. Furthermore, lower-than-projected offering proceeds have caused Wells Timberland to remain more highly leveraged than originally projected. Higher leverage levels increase the risk of an investment in an entity. We cannot make any assurances that we will not fall short of our capital-raising goals. If so, your returns could be lower as a result of relatively higher general and administrative expenses and your investment could be riskier because our investments could be less diversified than originally intended and our leverage levels could be higher than projected.

Additional Information

Potential investors are encouraged to examine the Prior Performance Tables in this prospectus for more detailed information regarding the prior experience of our sponsor and its affiliates. In addition, upon request, prospective investors may obtain from our advisor, without charge, copies of offering materials and any reports prepared in connection with any of the Wells public programs, including a copy of the most recent Annual Report on Form 10-K as filed with the SEC for each program. For a reasonable fee, we also will furnish, upon request, copies of the exhibits to any such Form 10-K. Any such request should be directed to our advisor. Additionally, Table VI contained in Part II of our registration statement, of which this prospectus is a part, gives certain additional information relating to properties acquired by the Wells public programs. We will furnish, without charge, copies of such table upon request.

Appendix A—Prior Performance Tables

The following Prior Performance Tables (“Tables”) provide information relating to public real estate investment programs sponsored by our advisor and its affiliates (“Wells Public Programs”) which have investment objectives similar to us. Except for Piedmont Office Realty Trust, Inc. (“Piedmont REIT,” formerly known as Wells Real Estate Investment Trust, Inc.), Columbia Property Trust, Inc. (“Columbia,” formerly known as Wells Real Estate Investment Trust II, Inc.), Wells Timberland REIT, Inc. (“Wells Timberland”) and Wells Mid-Horizon Value Added Fund I, LLC (“Wells VAF”), all of the Wells Public Programs have used equity capital, and no acquisition indebtedness, to acquire their properties.

The Wells Public Programs that we determined have investment objectives similar to ours were those programs that stated the following investment objectives: (i) the provision of current income to the stockholders through the payment of cash distributions, (ii) the preservation and return of capital contributions to such stockholders and (iii) the realization of growth in the value of the properties acquired upon the ultimate sale of such properties. We consider that programs with these stated objectives had investment objectives similar to ours, although we will make investments in different types of properties from those which some of the Wells Public Programs acquired.

Prospective investors should read these Tables carefully, together with the summary information concerning the Wells Public Programs as set forth in the “Prior Performance Summary” section of this prospectus.

Investors in Wells Core Office Income REIT will not own any interest in the other Wells Public Programs and should not assume that they will experience returns, if any, comparable to those experienced by investors in other Wells Public Programs.

Our advisor, Wells Core Office Income REIT Advisory Services, LLC, will rely substantially on the personnel of Wells Capital for many of the advisory services related to the acquisition, operation, maintenance and resale of the real estate properties to be acquired by Wells Core Office Income REIT. The financial results of other Wells Public Programs thus may provide some indication of Wells Capital’s performance of its obligations during the prior periods covered.

The following tables are included herein:

Table I—Experience in Raising and Investing Funds

Table II—Compensation to Sponsor

Table III—Annual Operating Results of Wells Public Programs

Table IV—Results of Completed Programs

Table V—Sales or Disposals of Properties

Additional information relating to the acquisition of properties by the Wells Public Programs is contained in Table VI, which is included in Part II of the registration statement that Wells Core Office Income REIT has filed with the SEC. Copies of any or all information will be provided to prospective investors at no charge upon request.

“Acquisition Fees,” as used in the Tables, shall mean fees and commissions paid by a Wells Public Program in connection with its purchase or development of a property, except development fees paid to a person not affiliated with the Wells Public Program or with a general partner or advisor of the Wells Public Program in connection with the actual development of a project after acquisition of the land by the Wells Public Program.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

This Table provides a summary of the experience of the sponsor of Wells Public Programs for which offerings have been completed since December 31, 2009 and which have investment objectives similar to ours. The investment objectives of each of these Wells Public Programs have included some or all of the following: (1) the provision of current income to the stockholders through the payment of cash distributions, (2) the preservation and return of capital contributions to such stockholders and (3) the realization of growth in the value of the properties acquired upon the ultimate sale of such properties. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2012.

	Columbia Property Trust, Inc. (4)		Wells Timberland REIT, Inc. (5)
Dollar Amount Offered	$16,154,250,000	(4)	$3,045,500,000	(5)
Dollar Amount Raised	$6,130,917,510	(4)	$298,658,071	(5)
Percentage Amount Raised	100.0	%(4)	100.0	%(5)
Less Offering Expenses
Selling Commissions and Discounts (1)		8.3%	8.8%
Organizational Expenses		1.2%	0.5	%(6)
Reserves (2)		0.0%	0.0%

Percent Available for Investment		90.5%	90.7%
Acquisition and Development Costs
Prepaid Items and Fees related to Purchase of Property
Cash Down Payment		85.2%	90.7%
Acquisition Fees (3)		2.0%	0.0%
Development and Construction Costs		3.3%	0.0%
Reserve for Payment of Indebtedness		0.0%	0.0%

Total Acquisition and Development Cost		90.5%	90.7%
Percent Leveraged		28.6%	30.8%
Date Offering Began	12/1/2003	(4)	8/11/2006	(5)
Length of Offering		(4)		(5)
Months to Invest 90% of Amount Available for Investment (Measured from Beginning of Offering)		(4)		(7)
Approximate Number of Investors as of 12/31/12	127,544		10,597

(1)	Includes selling commissions, discounts and dealer-manager fees, including those reallowed to participating broker/dealers.
(2)	Does not include general partner contributions held as part of reserves.
(3)	Includes acquisition fees, real estate commissions, general contractor fees and/or architectural fees paid to advisor or affiliates of the general partners.
(4)

These amounts include Columbia Property Trust, Inc.’s first, second, and third offerings. Columbia Property Trust, Inc. began its first offering on December 1, 2003 and closed its first offering on November 26, 2005. The total dollar amount registered and available to be offered in the first offering was $7.77 billion including $1.77 billion offered pursuant to the dividend reinvestment plan. The total dollar amount raised in the first offering was $1.97 billion. It took Columbia Property Trust, Inc. 21 months to invest 90% of the amount available for investment in its first offering. Columbia Property Trust, Inc. began its second offering on November 10, 2005 and closed its second offering on November 10, 2008. The total dollar amount registered and available to be offered in the second offering, including $1.67 billion offered (which amount includes $1.67 billion in shares carried over from the first offering) pursuant to the dividend reinvestment plan, was $4.67 billion. The total dollar amount raised in the second offering was $2.58 billion. It took Columbia Property Trust, Inc. 25 months to invest 90% of the amount available for investment in its second offering.

Columbia Property Trust, Inc. began its third offering on November 11, 2008 and closed its primary offering on June 30, 2010 but is currently still offering shares under the dividend reinvestment plan as of December 31, 2012. The total dollar amount registered and available to be offered in the third offering is $3.72 billion. The total dollar amount raised in the third offering was $1.58 billion as of December 31, 2012.
(5)	These amounts include Wells Timberland REIT, Inc.’s first and second offerings. Wells Timberland REIT, Inc. began its first offering on August 11, 2006 and closed its first offering on August 11, 2009. The total dollar amount registered and available to be offered in the first offering, including $95.5 million offered pursuant to the distribution reinvestment plan, was $845.5 million. The total dollar amount raised in the first offering was $174.9 million. It took Wells Timberland REIT, Inc. 14 months to invest 90% of the amount available for investment in the first offering. Wells Timberland REIT, Inc. began its second offering on August 6, 2009 and closed its second offering on December 31, 2011. The total dollar amount registered and available to be offered in the second offering, including $200 million offered pursuant to the distribution reinvestment plan, was $2.2 billion. The total dollar amount raised in the second offering was $123.8 million as of December 31, 2012.
(6)	On January 27, 2012, approximately $2.2 million of other offering cost due to Wells Timberland Management Organization, LLC was forgiven.
(7)	Wells Timberland REIT, Inc. took 14 months to invest 90% of the amount available for investment in the first offering. The number of months was calculated as of the beginning of the offering (August 11, 2006) to the acquisition of the Mahrt Timberland on October 9, 2007. Wells Timberland REIT, Inc. raised its minimum offering of $2.0 million and thus commenced operations on July 11, 2007, from which it only took 3 months to invest 90% of the amount available for investment.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

The following sets forth the compensation received by our sponsor and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Wells Public Programs having similar or identical investment objectives the offerings of which have been completed since December 31, 2009. All figures are as of December 31, 2012.

	Columbia Property Trust, Inc.		Wells Timberland REIT, Inc.		Other Programs 2010-2012(4)
Date Offering Commenced	12/1/2003		8/11/2006		N/A
Dollar Amount Raised	$6,130,917,510		$298,658,071		N/A
Amount paid to Sponsor from Proceeds of Offering:
Selling Commissions(1)	$58,162,000		$24,730,396		N/A
Real Estate Commissions	—		—		N/A
Acquisition and Advisory Fees(2)	$119,130,338		—		N/A
Dollar Amount of Cash Generated from Operations Before Deducting Payments to Sponsor	$1,755,408,000		$21,028,197		N/A
Amount Paid to Sponsor from Operations:
Property Management Fee and Leasing Commissions(3)	$2,360,796		—	(7)	$756,928
Asset Management Fee	$214,824,026		—	(7)	—
Reimbursements	$82,161,944	(5)	—		$2,042,827
Advisor Fees and Expense Reimbursements	—		$5,404,999	(7)	—
Other Amount Paid to Sponsor	$3,133,750	(6)	—		—
Dollar Amount of Property Sales Payments to
Cash	—		—		—
Notes	—		—		—
Amount Paid to Sponsor from Property Sales and Refinancing:
Real Estate Commissions	—		$246,546	(8)	—
Incentive Fees	—		—		—
Other – Disposition Fee	$1,311,400		—		—

(1)	Includes net selling commissions paid to Wells Investment Securities, Inc. in connection with the offering that were not reallowed to participating broker/dealers.
(2)	Fees paid to the general partners/manager or their affiliates for acquisition and advisory services in connection with the review and evaluation of potential real property acquisitions.
(3)	Where applicable, Property Management Fees are based on each limited partnership’s pro rata ownership percentage in each office building.
(4)	For the years ended December 31, 2010, 2011, and 2012. Represents aggregate payments to the sponsor for seven programs in 2010, seven programs in 2011, and six programs in 2012. Historical information for partial years is included for programs which liquidated during the years presented.
(5)	Reimbursements include salary reimbursements from tenants of $17,876,926.
(6)	Consists of $3,007,750 of fees paid to Wells Real Estate Funds for the work required to transfer sufficient employees, proprietary systems and processes, and assets to Wells Real Estate Advisory Services II, LLC to prepare for a successful transition to a self-managed structure and $126,000 of occupancy fees paid to lease space at Wells Real Estate Funds corporate headquarters.
(7)	Represent amounts paid to sponsor from April 2011 through December 31, 2012. Wells Timberland REIT, Inc.’s debt facility contains restrictive covenants that prohibited it from paying monthly asset management fees, administrative expense reimbursements and a substantial portion of organization and offering costs reimbursements to its sponsor until certain financial measures were attained. In January 2012, Wells Timberland REIT, Inc. entered into agreements with its sponsor to fully discharge approximately $27.3 million due to its sponsor related to amounts incurred from October 2007 to April 2011.

(8)	Fees paid to sponsor in connection with the sale of property are equal to, (i) for each property sold at a contract price up to $20.0 million, up to 2% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

The following tables set forth operating results of Wells Public Programs, offerings of which have been completed since December 31, 2007. The information relates only to public programs with investment objectives similar to ours. All figures are as of December 31 of the year indicated.

COLUMBIA PROPERTY TRUST, INC.

(UNAUDITED)

(in thousands, except per-shares amounts)

	2012	2011	2010	2009	2008
Gross Revenues	$616,562	$618,784	$553,597	$546,950	$495,961
Operating income (loss) from Discontinued Operations	(12,591)	(4,931)	3,681	4,447	4,592
Profit (loss) on Sale of Properties	20,117	13,522	(161)	—	—
Less: Operating Expenses	364,293	348,569	337,701	320,160	336,548
Depreciation & Amortization	211,756	222,164	196,150	190,643	186,683

Net Income (Loss) GAAP Basis	$48,039	$56,642	$23,266	$40,594	$(22,678)

Taxable Income	$42,443	$107,582	$145,781	$135,398	$125,881

Cash Generated From (Used By):
Operations	252,839	279,158	270,106	248,527	258,854
Sales	304,264	—	15,219	—	—
Financing	(28,191)	375,222	(74,742)	(335,483)	310,633

	528,912	654,380	210,583	(86,956)	569,487
Less Cash Distributions to Investors:
Operating Cash Flow	256,020	270,720	313,815	279,325	242,367
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	272,892	383,660	(103,232)	(366,281)	327,120
Special Items (not including sales and financing):
Issuance of common stock	118,388	130,289	483,559	657,563	821,609
Issuance of bonds payable	—	248,237	—	—	—
Redemptions of common stock	(99,381)	(82,892)	(72,757)	(82,905)	(115,598)
Deferred financing costs paid and other	(4,525)	(12,526)	(7,588)	(5,038)	(4,703)

	287,374	666,768	299,982	203,339	1,028,428
Use of Funds:
Sales Commissions and Offering Expenses	—	—	35,086	57,557	74,641
Return of Original Limited Partner’s Investment	—	—	—	—	—
Property Acquisition and Deferred Project Costs	273,217	666,090	327,927	129,678	915,315

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$14,157	$678	$(63,031)	$16,104	$38,472

Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (loss):
— Operations	$1	$8	$12	$14	$16
— Recapture	—	—	—	—	—
Return of capital	7	12	15	15	15
Capital Gain (Loss)	—	—	—	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income	47	50	60	60	60
— Net Sale Proceeds to Cash Preferred Units	—	—	—	—	—
— Return of Capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	7	20	27	28	31
— Return of Capital	40	30	33	32	29
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

WELLS MID-HORIZON VALUE-ADDED FUND I, LLC

(UNAUDITED)

(in dollars)

	2012	2011	2010	2009	2008
Gross Revenues	$4,423,369	$4,168,322	$4,194,656	$4,359,329	$4,371,194
Operating Income (Loss) from Discontinued Operations	126,645	(318,420)	(666,422)	(533,059)	(908,544)
Profit on Sale of Property	5,634,101	—	6,740,486	—	—
Less: Operating Expenses	4,671,273	5,327,293	4,937,481	3,464,004	2,593,657
Depreciation & Amortization	1,714,392	1,668,476	1,911,507	3,234,349	3,275,808
Impairment Loss	1,588,316	—	—	—	—
Net Income (Loss) GAAP Basis	$2,210,134	$(3,145,867)	$3,419,732	$(2,872,083)	$(2,406,816)

Taxable Income (Loss)	$(1,771,247)	$(2,790,917)	$237,688	$(545,548)	$372,673

Cash Generated (Used By):
Operations	986,757	2,006,344	(5,713,142)	1,919,798	3,041,130
Sales	30,456,527	—	16,143,865	—	—
Financing	(19,237,786)	237,786	(4,467,934)	2,067,934	7,900,000

	12,205,498	2,244,130	5,962,789	3,987,732	10,941,130
Less Cash Distributions to Members:
Operating Cash Flow	7,000,000	—	—	—	999,807
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	5,205,498	2,244,130	5,962,789	3,987,732	9,941,323
Special Items (not including sales and financing):
Issuance of member shares	—	—	—	—	10,711,352
Sponsoring member contribution	—	—	—	—	—
Deferred financing costs paid and other	(192,378)	(150,320)	(1,406,684)	(201,722)	(114,710)

	5,013,120	2,093,810	4,556,105	3,786,010	20,537,965
Use of Funds:
Sales Commissions and Offering Expenses	—	—	—	—	588,430
Return of Sponsoring Member’s Investment	—	—	—	—	—
Property Acquisitions and Deferred Project Costs	1,390,055	1,283,956	5,245,960	2,046,953	21,051,729

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$3,623,065	$809,854	$(689,855)	$1,739,057	$(1,102,194)

Net Income (Loss) and Distributions Date per $1,000 Invested:
Net Income (Loss) on GAAP Basis
Ordinary Income (Loss):
— Sponsoring Member	—	—	—	—	—
— Investor Members	43	(61)	66	(55)	(52)
— Recapture	—	—	—	—	—
Capital Gain (Loss):	—	—	—	—	—
Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (loss):
— Operations	(186)	(54)	(92)	(11)	8
— Recapture	—	—	—	—	—
Capital Gain (Loss)	152	—	96	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Members:
Source (on GAAP Basis):
— Investment Income	—	—	—	—	21
— Return of Capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	—	—	—	—	21
— Return of Capital	—	—	—	—	—
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

WELLS TIMBERLAND REIT, INC.

(UNAUDITED)

(in thousands, except per-shares amounts)

	2012	2011	2010	2009	2008
Gross Revenues	$33,229	$38,280	$45,320	$47,259	$58,328
Profit on Sale of Properties	3,122	407	710	1,597	1,667
Less: Operating Expenses	33,554	38,873	47,502	51,360	91,759
Depletion	11,667	11,759	14,338	17,444	21,513

Net Loss GAAP Basis	$(8,870)	$(11,945)	$(15,810)	$(19,948)	$(53,277)

Taxable Loss	$(10,146)	$(17,968)	$(21,970)	$(28,261)	$(48,856)

Cash Generated (Used By):
Operations	11,426	4,572	5,155	5,030	(6,594)
Sales	—	—	—	—	—
Financing	10,330	(46,815)	(48,001)	(57,491)	(87,265)

	21,756	(42,243)	(42,846)	(52,461)	(93,859)
Less Cash Distributions to Members:
Operating Cash Flow	—	—	—	—	—
Return of Capital	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions	21,756	(42,243)	(42,846)	(52,461)	(93,859)
Special Items (not including sales and financing):
Issuance of common stock	4,063	54,511	54,463	60,409	90,913
Issuance of preferred stock	—	—	—	800	10,700
Redemptions of common stock	(743)	(893)	(860)	(257)	(300)
Redemptions of preferred stock	(356)	(5,880)	—	—	—
Dividends paid on preferred stock redeemed	(103)	(1,640)	—	—	—
Deferred financing costs paid and other	(1,370)	(274)	(2,208)	(304)	—

	23,247	3,581	8,549	8,187	7,454
Use of Funds:
Sales Commissions and Offering Expenses	531	4,986	4,459	5,023	7,808
Return of Investor’s Investment	—	—	—	—	—
Investment in lender required escrow accounts and annuities	(4,712)	(1,091)	—	624	(2,493)
Proceeds from sale of subsidiaries	—	—	(103)	—	(2,013)
Property Acquisitions and Deferred Project Costs	23,055	1,627	1,041	1,023	1,506
Contributions to joint ventures	—	—	—	—	—

Cash Surplus (Deficiency) after Cash Distributions and Special Items	$4,373	$(1,941)	$3,152	$1,517	$2,646

Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary Income (Loss):
— Operations	—	—	—	—	—
— Recapture	—	—	—	—	—
Return of capital	—	—	—	—	—
Capital Gain (Loss)	—	—	—	—	—
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income	—	—	—	—	—
— Return of capital	—	—	—	—	—
Source (on Cash Basis):
— Sales	—	—	—	—	—
— Refinancing	—	—	—	—	—
— Operations	—	—	—	—	—
— Return of capital	—	—	—	—	—
— Other	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

TABLE IV

RESULTS OF COMPLETED PROGRAMS

(UNAUDITED)

The following table sets forth results of the Wells Public Programs that have completed operations in the most recent five years. The information relates only to public programs with investment objectives similar to ours.

	Wells Real Estate Fund I	Wells Real Estate Fund II	Wells Real Estate Fund II-O W	Wells Real Estate Fund III, L. P.	Wells Real Estate Fund X, L.P.
Dollar Amount Raised	$35,321,000	$34,948,250	$1,922,000	$22,180,505	$27,128,912
Number of Properties Purchased	6	6	6	6	7
Date of Closing of Offering	9/5/1986	9/7/1988	9/7/1988	10/23/1990	12/30/1997
Date of First Sale of Property	8/31/2000	10/1/2001	10/1/2001	9/30/2002	9/11/2003
Date of Final Sale of Property	1/25/2007	4/30/2009	4/30/2009	4/30/2009	8/25/2011
Tax and Distribution Data per $1,000 Invested:
Federal Income Tax Results(1):
Ordinary Income (Loss):
— Class A Units	$670	$677	$676	$712	$559
— Class B Units	(978)	(733)	(765)	(340)	(45)
— Total Recapture	20	74	61	399	232
Capital Gain (Loss):
— Class A Units	(35)	(213)	(214)	(8)	(19)
— Class B Units	57	88	92	357	438
Deferred Gain:
— Capital	—	—	—	—	—
— Ordinary	—	—	—	—	—
Cash Distributions to Investors:
Source (on GAAP Basis):
— Investment Income to Class A Units	878	882	838	815	698
— Investment Income to Class B Units	—	47	8	134	—
— Net Sale Proceeds to Class A Units	729	199	212	699	753
— Net Sale Proceeds to Class B Units	21	1,013	1,007	600	569
Source (on Cash Basis):
— Net Sale Proceeds to Class A Units	729	199	212	699	753
— Net Sale Proceeds to Class B Units	21	1,013	1,007	600	569
— Refinancing	—	—	—	—	—
— Operations to Class A Units	878	882	838	815	698
— Operations to Class B Units	—	47	8	134	—
— Other	—	—	—	—	—

(1)

The figures in the “Federal Income Tax Results” section are based on available federal tax return history and the number of units outstanding at the end of each calendar year. The estimates are calculated on a cumulative basis over the life of each fund and may differ from returns that actual investors in each fund achieved.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

The following table sets forth sales or other disposals of properties by the Wells Public Programs(1) within the most recent three years. The information relates to only public programs with investment objectives similar to ours. All figures are as of December 31, 2012.

				Selling Price, Net of Closing Costs and GAAP Adjustments						Cost of Properties Including Closing and Soft Costs
Property	Ownership	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total		Original Mortgage Financing	Total Acquisition, Capital Improvement, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Park Lane Building, Pittsburgh, PA	Wells VAF I	1/5/2007	9/22/2010	16,143,865	—	—	—	16,143,865	(2)	—	11,096,256	11,096,256	—
New Manchester One, Douglasville, GA	Columbia	3/19/2004	9/15/2010	15,218,556	—	—	—	15,218,556	(3)	—	19,062,755	19,062,755	—
Avaya Building, Oklahoma City, OK	Piedmont REIT / Wells Real Estate Fund IX / X / XI	6/24/1998	10/15/2010	5,107,662	—	—	—	5,107,662	(4)	—	6,248,095	6,248,095	—
360 Interlocken Building, Broomfield, CO	Piedmont REIT / Wells Real Estate Fund IX / X / XI	3/20/1998	6/2/2011	8,685,166	—	—	—	8,685,166	(5)	—	12,096,576	12,096,576	—
150 Apollo Drive, Chelmsford, MA	Wells Real Estate Fund XIV	5/16/2005	7/21/2011	9,566,058	—	—	—	9,566,058	(6)	—	11,652,625	11,652,625	—
47300 Kato Road Building, Fremont, CA	Piedmont REIT / Wells Real Estate Fund X / XI	7/21/1998	8/25/2011	3,503,755	—	—	—	3,503,755	(7)	—	9,363,694	9,363,694	—
Manhattan Towers Building, Manhattan Beach, CA	Columbia	4/2/2004	9/6/2011	—	—	—	—	—	(8)	—	72,899,906	72,899,906	—
Emerald Point Dublin, CA	Columbia	10/14/2004	1/9/2012	36,550,629	—	—	—	36,550,629	(9)	—	28,736,694	28,736,694	—
5995 Opus Parkway Minnetonka, MN	Columbia	4/5/2005	1/12/2012	21,196,357	—	—	—	21,196,357	(10)	—	16,507,608	16,507,608	—
3675 Kennesaw Building, Kennesaw, GA	Wells Real Estate Fund XIV	1/31/2006	2/24/2012	2,262,634	—	—	—	2,262,634	(11)	—	3,548,837	3,548,837	—
Parkway at Oak Hill Buildings, Austin, TX	Wells VAF I	10/15/2008	5/9/2012	30,456,527	—	—	—	30,456,527	(12)	—	26,182,048	26,182,048	—
One West Fourth Street Winston-Salem, NC	Columbia	7/23/2004	12/12/2012	(13)	—	—	—	(13)		—	61,570,337	61,570,337	—
180 E 100 South Salt Lake City, UT	Columbia	7/6/2005	12/12/2012	(13)	—	—	—	(13)		—	17,776,006	17,776,006	—
Baldwin Point Orlando, FL	Columbia	8/26/2005	12/12/2012	(13)	—	—	—	(13)		—	20,674,091	20,674,091	—
2000 Park Lane North Fayette, PA	Columbia	12/27/2005	12/12/2012	(13)	—	—	—	(13)		—	23,063,903	23,063,903	—
Tampa Commons Tampa, FL	Columbia	12/27/2005	12/12/2012	(13)	—	—	—	(13)		—	43,127,409	43,127,409	—
Lake pointe 5 Charlotte, NC	Columbia	12/28/2005	12/12/2012	(13)	—	—	—	(13)		—	16,233,041	16,233,041	—
Lakepointe 3 Charlotte, NC	Columbia	12/28/2005	12/12/2012	(13)	—	—	—	(13)		—	16,991,710	16,991,710	—
11950 Corporate Boulevard Orlando, FL	Columbia	8/9/2006	12/12/2012	(13)	—	—	—	(13)		—	36,510,060	36,510,060	—
Edgewater Corporate Center Lancaster, SC	Columbia	9/6/2006	12/12/2012	(13)	—	—	—	(13)		—	22,700,183	22,700,183	—

(1)	Sales or other disposals are not applicable for Wells Timberland REIT, Inc. Various small tracts of HBU sold; however, no large dispositions.
(2)	Includes taxable gain from this sale in the amount of $4,991,143 of which $4,113,719 is allocated to capital gain and $877,424 is allocated to unrecaptured Section 1250 Gain.
(3)	Includes taxable loss from this sale in the amount of $711,081.
(4)	Includes taxable gain from this sale in the amount of $498,038 of which $498,038 is allocated to unrecaptured Section 1250 Gain.
(5)	Includes taxable loss from this sale in the amount of $259,945 of which $259,945 is allocated to ordinary loss.
(6)	Includes taxable loss from this sale in the amount of $3,344,830 of which $3,344,830 is allocated to ordinary loss.
(7)	Includes taxable loss from this sale in the amount of $3,563,223 of which $3,563,233 is allocated to ordinary loss.
(8)	Columbia Property Trust, Inc. transferred the Manhattan Towers property to an affiliate of its mortgagee through a deed in lieu of foreclosure transaction.
(9)	Includes taxable loss from this sale in the amount of $2,502,201.
(10)	Includes taxable loss from this sale in the amount of $561,053.
(11)	Includes taxable loss from this sale in the amount of $832,934 of which $832,934 is allocated to ordinary loss.
(12)	Includes taxable gain from this sale in the amount of $7,897,955 of which $1,334,902 is allocated to unrecaptured Section 1250 Gain.
(13)	Columbia Property Trust, Inc. sold a collection of nine assets (the “Nine Property Sale”). Total cash received, net of closing costs, for the Nine Property Sale was $246,517,033, which includes a taxable loss on the sale of $57,215,646.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, supplement no. 5 dated December 4, 2012, supplement no. 6 dated January 3, 2013, supplement no. 7 dated March 13, 2013, and Supplement No. 8 dated March 28, 2013.

Supplement no. 1 includes:

•

operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.

Supplement no. 4 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.

Supplement no. 5 includes:

•	updates to the risks related to an investment in our shares.

Supplement no. 6 includes:

•	the status of the offering;

•	the acquisition of the 4650 Lakehurst Court Building;

•	the acquisition of the 64 & 66 Perimeter Center Buildings;

•	information regarding our indebtedness; and

•	a change to the composition of our board of directors.

Supplement no. 7 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to the risks related to this offering;

•	changes in the composition of our executive officers;

•	an update to the directors and executive officers of our affiliates;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 11, 2013;

•	experts information; and

•

our consolidated financial statements and the notes thereto as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010, as filed in our Annual Report on Form 10-K, filed on March 11, 2013.

Supplement no. 8 includes:

•	the status of the offering;

•	the exploration of strategic alternatives;

•	updates to the “Prior Performance Summary” section of our prospectus; and

•	updated prior performance tables for the year ended December 31, 2012